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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ZipRealty, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 98974V 10 7

1.	Name of Reporting Person: Juan F. Mini		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 666,666*

		6.	Shared Voting Power: 894,769*

		7.	Sole Dispositive Power: 666,666*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,561,435*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%

12.	Type of Reporting Person: IN

*	See Item 4 of this Schedule 13G

Item 1.

(a)	Name of Issuer ZipRealty, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 2000 Powell Street, Suite 1555 Emeryville, CA 94608

Item 2.

(a)	Name of Person Filing Juan F. Mini

(b)	Address of Principal Business Office or, if none, Residence 7a Avenida 0-20 zona 4 Guatemala, Guatemala

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 98974V 10 7

Item 3.	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,561,435 shares (consisting of (i) 666,666 shares held by the Reporting Person, (ii) 718,088 shares held by Iverson Financial Corporation (“Iverson”), and (iii) 176,681 shares held by Iverson that are issuable upon exercise of outstanding common stock warrants within 60 days of December 31, 2004). The Reporting Person is a director of Iverson.

(b)	Percent of class: 7.8% (percentage ownership is calculated based on 19,880,122 shares outstanding as of December 31, 2004 and assumes that 176,681 shares underlying the common stock warrants are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 666,666

(ii)	Shared power to vote or to direct the vote 894,769

(iii)	Sole power to dispose or to direct the disposition of 666,666

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2005

Date

/s/ Juan F. Mini

Signature

Juan F. Mini

Name/Title